Exhibit 20.9

U.S. ENERGY SYSTEMS, INC.

40 TOWER LANE, 1ST FLOOR

AVON, CONNECTICUT 06001

SIXTH SUPPLEMENT TO

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON TUESDAY, MARCH 4, 2008

THIS SIXTH SUPPLEMENT TO THE NOTICE OF SPECIAL MEETING OF STOCKHOLDERS IS HEREBY GIVEN to inform stockholders that the Special Meeting of Stockholders of U.S. Energy Systems, Inc., a Delaware corporation (the “Corporation”), originally scheduled for Tuesday, January 29, 2008 and adjourned by order of the Chancery Court of the State of Delaware until Tuesday, February 26, 2008, has now been further adjourned until Tuesday, March 4, 2008.

The Special Meeting of Stockholders will be held on Tuesday, March 4, 2008 at 12:00 noon at the Hartford Marriott Farmington Hotel, 15 Farm Springs Road, Farmington, Connecticut 06032. Please refer to the original Notice of Special Meeting of Stockholders dated January 19, 2008 and the Supplement to the original Notice dated January 24, 2008 for information on the purposes of the Special Meeting and voting at the Special Meeting.

The Board of Directors has fixed the close of business on January 18, 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

This Sixth Supplement to the Notice of the Special Meeting of Stockholders is being posted on the Corporation’s website, www.usenergysystems.com. It will not be mailed to stockholders.

The Corporation will endeavor to keep stockholders informed of further developments regarding the Special Meeting of Stockholders by press release and posting of additional information at www.usenergysystems.com.

Richard J. Augustine, Secretary

Avon, Connecticut
February 26, 2008